UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2022

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Summary of 3Q2022 Business Report

On November 14, 2022, Shinhan Financial Group (“SFG”) filed its 3Q2022 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

1. Introduction of the Group

Company History (from Jan. 2010 through the reporting date)

▪	Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪	Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪	Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪	Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪	Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪	Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪	Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪

Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

▪	Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪	Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪	Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪	Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪	Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪	Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪	Jun. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪	Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪	Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪	Oct. 2017: Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪	Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪	Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪	May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪	May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪	Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪	Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪	Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪	May 2019: Asia Trust. Co., Ltd. joined SFG as a direct subsidiary
▪	Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪	Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)
▪	Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)

▪

Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.

▪

Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.

▪	May. 2021: Shinhan Naotic No. 1 Private Equity Joint Venture joined SFG as a direct subsidiary as a sub-subsidiary.
▪	May. 2021: JS Shinhan Private Equity Limited joined SFG as a direct subsidiary as a sub-subsidiary.
▪	July. 2021: Integrated Shinhan Life Insurance Co., Ltd launched after the merger between Shinhan Life Insurance and Orange Life Insurance, wholly-owned subsidiaries of Shinhan Financial Group.
▪	Jan. 2022: Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged to form a holding company named Shinhan Asset Management Co., Ltd.
▪

Jun. 2022: SFC acquired 94.54% of the total issued shares of Shinhan EZ General Insurance, Ltd (formerly, BNP Paribas Cardif Life Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary

▪	July 2022 Shinhan Credit Information Co., Ltd. (hereinafter “Shinhan Credit Information”) has been dissolved from the list of group’s direct subsidiaries and became an indirect subsidiary of SFG.

Principal(Direct) Subsidiaries under Korean Law (as of Sept. 30, 2022)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Securities	100.0%
Shinhan Life Insurance 1)	100.0%
Shinhan Capital	100.0%
Shinhan Asset Management 2)	100.0%
Jeju Bank 3)	75.3%
Shinhan Savings Bank 4)	100.0%
Shinhan Asset Trust 5)	60.0%
Shinhan DS	100.0%
Shinhan AITAS 6)	99.8%
Shinhan REITs Management	100.0%
Shinhan AI	100.0%
Shinhan Venture Investrment 7)	100.0%
Shinhan EZ General Insurance 8)	94.54%
SHC Management	100.0%

1) Shinhan Life Insurance and Orange Life Insurance merged on July 1st, 2021 and became Shinhan Life Insurance Co., Ltd

2) On January 15, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)

3) Jeju Bank is currently listed on the Korea Exchange.

4) On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

5) The Group has acquired remaining shares of Asia Trust Co., Ltd during the period, and Asia Trust Co., Ltd became its wholly-owned subsidiary. Asia Trust Co., Ltd has changed its name to Shinhan Asset Trust Co., Ltd.

6) On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.

7) On January 11, Neoplux changed its legal name to Shinhan Venture Investment.

8) On June 30, 2022, SFG acquired remaining 94.54% stake from BNP Paribas Cardiff and it became our wholly-owned subsidiary (changed its legal name to Shinhan EZ General Insurance)

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	99.99%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., Ltd.	100.00%
	Shinhan Vietnam Finance Co. Ltd.	100.00%
Shinhan Securities	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	PT Shinhan Asset Management Indonesia	75.0%
Shinhan Life Insurance	Shinhan Financial Plus	100.0%
	Shinhan CubeOn Co., Ltd. 5)	100.0%
	Shinhan Life Insurance Vietnam Co., Ltd. 6)	100.0%
Shinhan Capital	KOFC Shinhan Frontier Champ 2010-4 PEF1)	6.5%
Shinhan Asset Management	Shinhan Asset MGT HK, Limited 7)	100.0%
Shinhan Alternative Investment Management	Shinhan Private Equity Fund 2nd 3)	66.3%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%
	KTCNP Growth Champ	5.56%

1) Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Securities

2) Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private Equity Fund.

3) Shinhan Financial Group and its subsidiaries currently own 96.74% of Shinhan Private Equity Fund 2nd.
4) Shinhan Financial Group and its subsidiaries currently own 25.27% of GX SHINHAN INTERVEST 1st PEF.

5) Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2021

6) Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2021

Shinhan Insurance Vietnam Co., Ltd. changed its name to Shinhan Life Insurance Vietnam Co., Ltd.

7) For the year ended December 31, 2021, Shinhan BNP Aseet MGT HK, Limited changed its name to Shinhan Asset MGT HK, Limited.

Credit Ratings

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
2022.01.18	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.02.21	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.03.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.04.19	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.05.20	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.06.30	Commercial Paper	A1	Korea Rating(A1~D) / KIS Rating(A1~D) / NICE Investors Service(A1~D)
2022.06.30	Electronic Short-term Bond	A1	Korea Rating(A1~D) / KIS Rating(A1~D) / NICE Investors Service(A1~D)
2022.07.15	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2022.08.19	Write-down Contingent Capital Securities	AA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Number of Shares (as of Sept. 30, 2022)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)	512,934,131
Number of preferred shares issued (2)	17,482,000
Total outstanding shares	530,416,131
Treasury stocks (3) (4)	6,352
Total outstanding shares with voting rights	512,927,779

(1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On June 1, 2020, SFG cancelled 5,035,658 treasury shares. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

(2) For more information, please refer to SFG’s reports on Form 6-K furnished to the Securities and Exchange Commission on February 12, 2019 and April 30, 2019.

(3) SFG acquired treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020.

(4) SFG canceled treasury shares of 3,665,423 after completion of share repurchase program on 25 April, 2022. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

Dividends

			(KRW million)
Items	3Q.2022 (Jan. 1 ~ Sept. 30)	FY2021 (Jan. 1 ~ Dec. 31)	FY2020 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	4,315,372	4,019,254	3,414,595
(Separate) Net Income	1,345,758	1,413,956	1,274,443
(Consolidated Earnings per share (Won)	7,896	7,308	6,654
Total Cash dividends	637,598	1,046,787	803,838
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	14.78	26.04	23.54
Cash dividend yield (%) – common shares	3.35	5.16	4.52
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	1,200	1,960	1,500
Stock dividend per share	-	-	-
Note) Cash dividend payout ratio on a common share basis for 3Q 2022 is 14.29%.

2. Business Results

Operating Results

		(KRW billion)
	3Q.2022 (Jan. 1 ~ Sept. 30)	FY2021 (Jan. 1 ~ Dec. 31)	FY2020 (Jan. 1 ~ Dec. 31)
Net interest income	9,217	10,769	9,883
Interest income	13,944	14,724	14,774
Interest expense	4,727	3,955	4,891
Net fees and commission income	2,022	2,675	2,383
Fees and commission income	3,162	4,140	3,815
Fees and commission expense	1,140	1,465	1,432
Net insurance income	-713	-775	-604
Insurance income	4,588	6,485	7,248
Insurance expense	5,301	7,260	7,852
Net gain(loss) on securities and FX trading/derivatives	792	1,524	1,125
Provision for credit loss and impairment loss	-852	-996	-1,391
Net other operating income(expense)	-1,003	-1,501	-1,254
General and administrative expenses	4,125	5,743	5,212
Net operating income	5,338	5,952	4,930
Equity method income	80	159	160
Other non-operating income(expense), net	492	-527	-335
Profit before income taxes	5,909	5,584	4,754
Income tax expense	1,531	1,471	1,256
Consolidated net profit	4,378	4,113	3,498
Net profit attributable to equity holders of the Group	4,315	4,019	3,415
Net profit attributable to non-controlling interest	63	93	84
Notes : Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		3Q.2022				FY2021				FY2020
		Jan. 1 ~ Sept. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Average Balance1)	Average Balance1)	Average Balance1)	Average Balance1)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	371,473.6	55.1	2,758.3	0.99	344,759.5	55.0	2,173.8	0.63	312,544.7	53.8	2,842.6	0.91
	Borrowings	36,040.7	5.4	410.8	1.52	29,458.2	4.7	247.8	0.84	26,883.5	4.6	336.1	1.25
	Debt Securities Issued	80,983.7	12.0	1,284.6	2.12	77,207.2	12.3	1,390.2	1.8	74,756.2	12.9	1,554.5	2.08
	Other Liabilities	135,177.4	20.1	-	-	127,835.4	20.3	-	-	123,179.9	21.2	-	-
	Total Liabilities	623,675.4	92.6	-	-	579,260.3	92.3	-	-	537,364.3	92.5	-	-
	Total Stockholder's Equity	49,905.4	7.4	-	-	48,104.0	7.7	-	-	43,823.3	7.5	-	-
	Total Liabilities & SE	673,580.8	100.0	-	-	627,364.3	100.0	-	-	581,187.6	100.0	-	-

Consolidated Basis (KRW billion, %)		3Q.2022				FY2021				FY2020
		Jan. 1 ~ Sept. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Average Balance1)	Average Balance1)	Average Balance1)	Average Balance1)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Use	Cash & Due from Banks	31,534.4	4.7	137.3	0.58	30,080.8	4.8	87.1	0.29	31,358.5	5.4	141.9	0.45
	Loans	402,509.0	59.8	11,392.5	3.78	375,592.7	59.9	11,928.3	3.18	343,266.4	59.1	11,776.8	3.43
	Loans in KRW	311,974.6	46.3	8,331.2	3.57	293,331.7	46.8	8,503.5	2.9	266,548.8	45.9	8,210.5	3.08
	Loans in Foreign Currency	37,858.3	5.6	1,067.7	3.77	31,871.4	5.1	1,084.7	3.4	28,989.4	5.0	1,084.1	3.74
	Credit Card Accounts	27,097.7	4.0	1,467.0	7.24	24,642.6	3.9	1,890.8	7.67	23,308.6	4.0	1,874.7	8.04
	Others	25,578.4	3.9	526.6	2.75	25,747.0	4.1	449.3	1.75	24,419.6	4.2	607.5	2.49
	FVOCI Financial Assets	64,244.3	9.5	852.1	1.77	59,643.5	9.5	889.2	1.49	56,886.1	9.8	952.4	1.67
	AC Financial Assets	52,299.0	7.8	904.8	2.31	48,587.8	7.7	1,092.0	2.25	46,426.1	8.0	1,076.8	2.32
	Other Assets	122,994.1	18.2	-	-	113,459.5	18.1	-	-	103,250.5	17.7	-	-
	Total Assets	673,580.8	100.0	-	-	627,364.3	100.0	-	-	581,187.6	100.0	-	-

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Sept. 30, 2022	Dec. 31, 2021	Dec. 31, 2020
Aggregate Amount of Equity Capital (A)	47,977.3	43,863.4	39,709.1
Risk-Weighted Assets (B)	301,915.8	270,692.2	252,321.4
BIS Ratio (A/B)	15.89%	16.20%	15.74%
Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Sept. 30, 2022	Dec. 31, 2021	Dec. 31, 2020
Shinhan Bank	BIS Capital Adequacy Ratio	17.5	18.2	18.5
Shinhan Card	Adjusted Equity Capital Ratio	18.2	18.9	19.9
Shinhan Securities	Net Capital Ratio	1,260.1	1285.8	1,677.7
Shinhan Life Insurance	Risk Based Capital Ratio	266.8	284.6	249.5
Shinhan Capital	Adjusted Equity Capital Ratio	17.0	17.4	170.6
Shinhan Asset Management	Equity Capital (KRW billion)	206.1	202.5	30.7
	Minimum Capital Requirement (KRW billion)	47.5	31.1	15.2
Jeju Bank	BIS Capital Adequacy Ratio	16.0	17.2	15.8
Shinhan Savings Bank	BIS Capital Adequacy Ratio	14.5	12.4	15.8
Shinhan Asset Trust	Net Capital Ratio	882.4	1009.3	1016.5
Shinhan EZ General Insurance	Risk Based Capital Ratio	199.3	233.9	306.7

Notes :

▪

The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

▪	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.
▪	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.
▪	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪

The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

▪	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.
▪	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.
▪	Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Sept. 30, 2022			Dec. 31, 2021			Dec. 31, 2020
	Won Assets	Won Assets	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,249.1	591.0	211.4	981.8	286.5	342.7	1,562.0	451.8	345.7
Shinhan Card	21,135.7	5,725.9	369.1	18,950.6	5,024.4	377.2	17,596.2	4,658.9	377.7
Shinhan Securities	22,153.8	17,400.5	127.3	18,798.1	13,153.0	142.9	18,292.3	13,295.7	137.6
Shinhan Life Insurance	1,648.4	1,386.6	118.9	2,292.4	1,336.6	171.5	1,475.7	778.7	189.5
Shinhan Capital	2,134.0	750.4	284.4	1,575.9	797.5	197.6	1,280.7	628.5	203.8
Shinhan Savings Bank	684.4	625.8	109.4	525.1	477.3	110.0	314.7	184.8	170.3
Shinhan Asset Trust	338.5	9.9	3,428.1	243.0	41.6	583.4	185.5	21.8	851.4
Shinhan AI	30.5	0.8	37.2	29.5	1.5	19.3	26.7	1.1	25.3
Shinhan EZ General Insurance	37.9	1.4	2,732.0	19.3	1.0	1,977.5	14.6	1.4	1,037.9

Notes:

▪	Shinhan Financial Group: Due within 1 month
▪	Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪	Shinhan Card, Shinhan Securities, Shinhan Capital, and Shinhan Savings Bank : Due within 3 months
▪

Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Sept. 30, 2022			Dec. 31, 2021			Dec. 31, 2020
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	78,360.9	83,310.0	94.1	68,922.6	78,444.5	87.9	63,154.4	70,453.2	89.6
Jeju Bank	927.0	849.6	110.4	803.9	748.9	108.4	600.5	572.9	106.0

Notes:

▪	Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪

Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June, to 90.0% by end of September 2022, to 92.5% by end of June, 2023. After July 2023, the ratio will be gradually increased and normalized from the first quarter of 2024.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Sept. 30, 2022			Dec. 31, 2021			Dec. 31, 2020
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	60.3	-	NA	94.9	9.9	958.0	108.8	9.9	1,094.3
Shinhan Securities	9,219.3	8,594.7	107.3	7,226.4	6,980.2	103.5	6,426.3	6,587.4	97.6
Shinhan Capital	73.5	1.1	6,431.8	96.7	0.4	23,033.1	19.2	6.5	221.5
Jeju Bank	12.3	4.7	261.3	27.6	25.5	108	21.7	16.3	132.7

Notes :

▪	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.
▪	Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

			(USD millions, %)
Company	2022 3Q	2021 4Q	2020 4Q
	Jan. 1 ~ Sept. 30	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	121.1	112.6	97.0

Notes :

▪

Under the guidelines issued by the FSS, Shinhan Bank is required to hold a minimum requirement of foreign exchange debt in high-quality liquidity assets to withstand a 30-day net cash outflow in systemic risks.
The minimum requirement of the foreign currency liquidity coverage ratio was set at 60% in 2017, 70% in 2018 and was increased gradually to 80% in 2019.

▪

Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June, to 90.0% by end of September 2022, to 92.5% by end of June, 2023. After July 2023, the ratio will be gradually increased and normalized from the first quarter of 2024.

Foreign Currency Liquidity Coverage Ratio is calculated by daily average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Sept. 30, 2022	Dec. 31, 2021	Dec. 31, 2020
Total Loans	416,736.8	393,049.4	357,566.8
Substandard & Below	1,797.1	1,741.0	1,878.3
Substandard & Below Ratio	0.43%	0.44%	0.53%
Non-Performing Loans	1,439.9	1,363.9	1,390.3
NPL Ratio	0.35%	0.35%	0.39%
Substandard & Below Coverage Ratio	198.46%	182.50%	162.95%
Loan Loss Allowance	3,566.6	3,177.3	3,060.8
Substandard & Below Loans	1,797.1	1,741.0	1,878.3

Separate Basis

(%)	Sept. 30 2022			Dec. 31 2021			Dec. 31 2020
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.25	0.19	196	0.27	0.21	163	0.36	0.29	143
Shinhan Card	0.82	0.40	324	0.88	0.36	314	1.09	0.56	277
Shinhan Securites	5.13	5.13	87	4.83	4.83	98	4.59	1.94	142
Shinhan Life Insurance	0.07	0.06	470	0.07	0.06	296	0.13	0.13	251
Shinhan Capital	0.64	0.41	191	0.42	0.38	387	0.72	0.73	164
Jeju Bank	0.53	0.45	125	0.51	0.43	95	0.60	0.53	93
Shinhan Savings Bank	1.70	2.98	178	2.13	2.32	108	2.69	2.82	88
Shinhan Asset Trust	61.32	61.32	72	85.37	85.37	59	84.84	84.84	61

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Sept. 30, 2022	Dec. 31, 2021	Dec. 31, 2020
Debt	10,818.0	10,410.5	10,426.8
Equity	27,173.8	26,405.4	25,057.1
Debt to Equity Ratio	39.81%	39.43%	41.61%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Sept. 30, 2022 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Economy & Finance	-	-	33,179.9	-	-	33,179.9
Korea Housing Finance Corporation	-	-	9,449.1	-	-	9,449.1
Bank of Korea	0.0	-	6,897.7	0.1	-	6,897.8
Korea Development Bank	0.7	-	6,759.8	-	-	6,760.5
Industrial Bank of Korea	344.1	43.0	4,395.8	-	-	4,783.0
Export-Import Bank of Korea	-	1.5	2,476.6	87.9	-	2,566.0
LG Display	364.2	947.1	161.8	715.6	-	2,188.6
Korea Land & Housing Corporation	0.0	-	1,569.0	-	-	1,569.0
Nong Hyup Bank	641.6	65.9	768.1	72.5	-	1,548.0
Korea Expressway Corporation	0.0	-	1,533.2	-	-	1,533.3
Woori Bank	776.2	200.9	554.2	-	-	1,531.3
KEB Hana Bank	557.4	114.5	694.3	40.4	-	1,406.6
Samsung Electronics	-	1,376.2	-	-	-	1,376.2
Samsung Heavy Industiries Co. ltd	-	-	-	1,248.4	-	1,248.4
KB Bank	480.2	18.8	710.2	32.5	-	1,241.7
S-Oil Corporation	0.6	975.7	246.6	17.5	-	1,240.4
Lotte Hotel	100.6	421.1	252.3	396.4	-	1,170.4
Hyundai Steel	336.2	513.4	251.9	26.6	-	1,128.1
Hyundai Heavy Industries	19.1	86.2	57.3	929.1	-	1,091.7
United States of America	-	-	1,087.7	-	-	1,087.7
Total	3,620.8	4,764.3	71,045.6	3,566.9	-	82,997.6
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Sept. 30, 2022 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Motor Company	814.8	2,982.6	1,854.6	665.1	0.1	6,317.2
Samsung	196.0	2,365.8	1,182.2	1,890.7	-	5,634.7
SK	1,112.2	1,004.9	2,357.0	377.2	0.0	4,851.3
LG	565.2	1,436.1	1,134.8	1,079.6	0.0	4,215.5
Lotte	292.1	957.0	1,731.1	849.5	0.6	3,830.3
Hyundai Heavy Industries	163.5	357.7	317.8	2,278.9	-	3,117.8
Hanwha	126.5	555.3	1,118.7	551.1	0.0	2,351.6
LS	207.5	945.1	267.2	804.4	0.0	2,224.2
KT	66.1	149.7	959.3	221.1	-	1,396.1
S-Oil	8.6	975.7	246.6	17.5	-	1,248.4
Total	3,552.4	11,729.7	11,169.2	8,734.9	0.8	35,187.0
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	125.0	125.0	115.0
B	Other financial service activities n.e.c.	56.0	56.0	56.0
C	Other financial service activities n.e.c.	36.0	36.0	18.0
D	Building of steel ships	29.0	29.0	1.0
E	Development and subdividing of residential buildings	24.0	24.0	14.0
F	Other financial service activities n.e.c.	23.0	21.0	21.0
G	Manufacture of sections for ships	20.0	20.0	7.0
H	Other financial investment businesses	17.0	17.0	-
I	Sea freight water transport	16.0	16.0	12.0
J	Hotels	10.0	10.0	4.0
K	Glazing works and joinery installation	10.0	9.0	2.0
L	Manufacture of office machinery and equipment	6.0	6.0	2.0
M	Manufacture of aircraft parts and accessories	6.0	6.0	-
N	Manufacture of other new parts and accessories for motor vehicles n.e.c.	6.0	6.0	1.0
O	Manufacture of other non-alcoholic beverages	5.0	5.0	2.0
P	Manufacture of plastic products for fabricating of machine	5.0	5.0	1.0
Q	Development and subdividing of residential buildings	5.0	5.0	2.0
R	General hospitals	6.0	5.0	2.0
S	Manufacture of sensitized materials and related chemical preparations	5.0	4.0	-
T	Manufacture of general paints and similar products	4.0	4.0	3.0
Total		414.0	408.0	264.0

Notes :

▪	Consolidated basis as of Sept. 30, 2022
▪	Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	3Q2022	FY2021	FY2020
Independent Auditor	PwC Samil Accounting Corp.	PwC Samil Accounting Corp.	PwC Samil Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
3Q2022	PwC Samil Accounting Corp.	987 (annualized basis)	Review/Audit of Financial Statements	4,340 Hours
	PwC Samil Accounting Corp.	130 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	385 Hours
FY2021	PwC Samil Accounting Corp.	958 (annualized basis)	Review/Audit of Financial Statements	9,283 Hours
	PwC Samil Accounting Corp.	126 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,078.5 Hours
	PwC Samil Accounting Corp.	73 (annualized basis)	Review Consolidation of Asia Trust	610.5 Hours
FY2020	PwC Samil Accounting Corp.	976 (annualized basis)	Review/Audit of Financial Statements	8,809 Hours
	PwC Samil Accounting Corp.	120 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,195.5 Hours
1)	Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, PwC Samil Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW 2,132 million(excluding value-added taxes) for FY2021.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and 12 outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than 15 directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders’ meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed one year and the term cannot be extended in excess of six years. The aggregate term served as an outside director of us or any of our subsidiaries shall not exceed nine years.

Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Companies Act, the Act on Corporate Governance of Financial Companies and related regulations. See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office of our directors and executive officers.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the chairman and chief executive officer or a director designated by the board.

Currently, there are no outstanding service contracts between any of our directors or executive officers and us or any of our subsidiaries providing for benefits upon termination of employment by such director or executive officer.

• Committees of the Board of Directors

We currently have seven management committees that serve under the board:

-	the Risk Management Committee;
-	the Audit Committee;
-	the Remuneration Committee;
-	the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;
-	the Committee for Recommending Candidates for CEO;
-	the Environment, Social and Governance (ESG) Strategy Committee; and
-	the Committee for Managing Subsidiary’s Business.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

• Risk Management Committee

The Risk Management Committee currently consists of four outside directors, namely Huh-Yong-hak (Chair), Byeon Yang-ho, Lee Yong Guk and Choi Jae Boong. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits.

In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

• Audit Committee

The Audit Committee currently consists of four outside directors, namely Yoon Jaewon (Chair), Kwak Su Keun, Bae Hoon and Sung Jae-ho. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of shareholders. The committee holds regular meetings every quarter.

• Remuneration Committee

The Remuneration Committee currently consists of three outside directors, namely Lee Yong Guk (Chair), Byeon Yang-ho and Bae Hoon. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

• Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of five outside directors, namely Choi Jae Boong (Chair), Kim Jo Seol, Park Ansoon, Yoon Jaewon,  and Huh Yong-hak. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

• Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and   currently consists of seven directors, namely Sung Jae-ho (Chair), Jin Hyun-duk,  Lee Yoon-jae, Kwak Su Keun, Bae Hoon, Lee Yong Guk and Choi Jae Boong. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

• Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of five directors, namely Kwak Su Keun (Chair), Kim Jo Seol, Byeon Yang-ho, Yoon Jaewon and Cho Yong-byoung. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

• Committee for Managing Subsidiary’s Business

The Committee for managing subsidiary’s business was established in March 2021 and currently consists of five directors, namely Cho Yong-byoung (Chair), Lee Yoon-jae, Huh-Yong-hak, Sung Jae-ho and Park Ansoon. This committee is responsible for matters concerning the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Sept. 30, 2022

Name	No. of Common Shares owned	Ownership%2)
National Pension Service	42,157,015	8.22%
BlackRock Fund Advisors3)	29,063,012	5.67%
Employee Stock Ownership Association4)	26,004,970	5.07%

1) Shareholders who own beneficial ownership of 5% or more (common share basis).

2) Ownership is based on the total number of common shares issued, 516,599,554 shares.

3) Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.

4) The number of stocks owned by Employee Stock Ownership Association is the sum of 25,920,509 shares owned in the Employee Stock Ownership accounts and 84,461 shares in the ESOA account.

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Apr. 2022	May. 2022	Jun. 2022	Jul. 2022	Aug. 2022	Sept. 2022
Price per share	High	42,450	43,200	42,500	37,900	36,600	36,950
	Low	40,150	40,450	37,050	33,400	35,050	33,500
	Avg.	41,100	42,000	40,155	35,607	35,802	35,250
Trading Volume		25,670,371	25,143,436	28,987,795	29,319,707	24,954,320	25,070,098
Highest Daily Trading Volume		2,682,884	3,465,092	2,335,187	2,127,220	2,699,201	1,746,434
Lowest Daily Trading Volume		336,238	669,404	659,863	818,629	603,005	644,104

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Apr. 2022	May. 2022	Jun. 2022	Jul. 2022	Aug. 2022	Sept. 2022
Price per share	High	34.03	34.6	34.49	28.92	28.18	26.26
	Low	32.11	31.37	28.56	25.44	26.36	23.00
	Avg.	33.03	33.01	31.45	27.03	27.14	25.24
Monthly Trading Volume		2,514,954	2,477,330	2,694,570	3,351,152	3,427,721	4,632,105
Highest Daily Trading Volume		224,525	382,657	279,095	337,085	328,860	344,873
Lowest Daily Trading Volume		78,519	63,795	46,832	95,838	92,630	162,739
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Sept. 30, 2022)
Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957	- Chairman of Shinhan Financial Group - Chair of Committee for Managing Subsidiary’s Business - Corporate Social Responsibility Committee member	6 years starting from March 23, 2017

2) Non-Executive Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 13 non-executive directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jin Ok-dong	Feb. 21, 1961	Non-Executive Director	March 27, 2019	March 2023
Park Ansoon	Jan. 24, 1945	Outside Director	March 23, 2017	March 2023
Bae Hoon	Jun. 30, 1953	Outside Director	March 25, 2021	March 2023
Byeon Yang-ho	Jul. 30, 1954	Outside Director	March 27, 2019	March 2023
Sung Jae-ho	Jun. 18, 1960	Outside Director	March 27, 2019	March 2023
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2023
Lee Yoon-jae	Nov. 3, 1950	Outside Director	March 27, 2019	March 2023
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2024
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2023
Huh Yong-hak	Sep. 10, 1958	Outside Director	March 27, 2019	March 2023
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2023
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2023
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2023

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Ok-dong has been our non-executive director since March 27, 2019. Mr. Jin is currently the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

Park Ansoon has been our outside director since March 23, 2017. Mr. Park currently serves as the chairman of Taisei Group Co., Ltd. and the chairman of the Korean Residents Union in Japan. Mr. Park served as the chief executive officer from 1993 to 2012 and held various executive roles at Taisei Group Co., Ltd. from 1968 to 2018. Mr. Park received a bachelor’s degree in philosophy from Waseda University.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a Korean lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Byeon Yang-ho has been our outside director since March 27, 2019. Mr. Byeon is currently a company advisor at VIG Partners and also served as a former government official of the Korean Ministry of Finance and Economy, and independent director of TongYang Life Insurance. Mr. Byeon received a Ph.D. in economics from Northern Illinois University.

Sung Jae-ho has been our outside director since March 27, 2019. Mr. Sung is currently a professor at Sung Kyun Kwan University School of Law. Mr. Sung previously served as a policy advisor of the Ministry of Unification in 2009 and the Ministry of Foreign Affairs and Trade in 2002. Mr. Sung also served as an outside director of NICE Holdings from 2018 to 2019 and Shinhan Card from 2015 to 2019, and chairman of Korea Council of International Law. Mr. Sung received a Ph.D. in law from Sung Kyun Kwan University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee was previously an attorney at Cleary Gottlieb Steen & Hamilton LLP for 27 years. Mr. Lee received a J.D. from Harvard University Law School.

Lee Yoon-jae has been our outside director since March 27, 2019. Mr. Lee served as an outside director for various Korean companies, such as LG, KT&G and S-Oil from 2006 to 2015. In addition, he held the chief executive officer position at KorEI from 2001 to 2010. Mr. Lee received a master’s degree in business administration from Stanford Graduate School of Business.

Kim Jo Seol has been newly appointed as our outside director since March 24, 2022. Ms. Kim is a Korean-Japanese professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms Kim received a Ph.D. in economics from Osaka City University.

Choi Jae Boong has been our outside director since March 25, 2021. Mr. Choi currently serves as a professor of mechanical engineering at Sung Kyun Kwan University, College of Engineering and director of Human-centered Convergence Design BK(Brain Korea)21+ Project, which is a human resource development program initiated by the Government. Mr. Choi received a Ph.D. in mechanical engineering from University of Waterloo.

Huh Yong-hak has been our outside director since March 27, 2019. Mr. Huh currently serves as the chief executive officer of First Bridge Strategy Limited since 2015. Mr. Huh served as the chief investment officer of alternative investment of the Hong Kong Monetary Authority from 2008 to 2014. Mr. Huh received a master’s degree in international affairs from Columbia University.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D in business administration from University of North Carolina Chapel Hill.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D in accounting from Korea University.

Jin Hyun-duk has been our outside director since March 26, 2020. Mr. Jin currently serves as the chief executive officer of Phoedra Co., Ltd. since 1988 and councilor of the Korea Educational Foundation. Mr. Jin was previously a professor at Sakushin-gakuin University and Utsunomiya University. Mr. Jin received a master’s degree in business administration from Keio Business School.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Heo Young Taeg	Aug. 13, 1961	Deputy President and Chief Management Officer	Business Management Team 1, 2, 3
Jang Dong-ki	Jan. 2, 1964	Deputy President	Global Markets & Securities Business Group
An Hyo-ryul	May. 26, 1965	Deputy President	Wealth Management Business Group
Lee Young jong	Feb. 7, 1966	Deputy President	Pension Business Group
Wang Ho-min	Jun. 4, 1964	Deputy President and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center Management Support Team ICT Planning Team
Ahn Jun Sik	May 1, 1965	Deputy President and Chief Public Relations Officer	Brand PR Division
Jung Keun Soo	Apr. 1, 1966	Deputy President	Global Investment Banking Business Group
Kim Soung Jo	Jan. 18, 1967	Deputy President	Group Audit
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer	Risk Management Team Risk Model Validation Team Credit Review Team
Seo Seung Hyeon	Jun. 3, 1967	Deputy President and Head of Global Business Group	Global Business Management Group
Lee Taekyung	May. 30, 1966	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Team Accounting Division

Name	Date of Birth	Position	In Charge of
Kim Myoung Hee	Jan. 16, 1968	Deputy President and Chief Digital Officer	Digital Planning Team
Koh Seogheon	Sept. 27, 1968	Executive Director and Chief Strategy & Sustainability Officer	Strategic Planning Team ESG Planning Team
Kim Tae Youn	Jul. 7, 1968	Executive Director and Head of Accounting Division	Accounting Planning Team Internal Control on Financial Reporting Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Heo Young Taeg has been our deputy president and chief management officer since January 1, 2021. Mr. Heo previously served as the chief executive officer of Shinhan Capital and the head of global business at Shinhan Bank. Mr. Heo received a bachelor’s degree in business administration from Korea University.

Jang Dong-ki has been our deputy president since January 1, 2018. Mr. Jang previously served as Chief Financial Officer of Shinhan Financial Group, the head of finance management team, managing director and the head of the capital market and trading division of Shinhan Bank. Mr. Jang received a bachelor’s degree in economics from Seoul National University.

An Hyo-ryul has been our deputy president since June 1, 2020. Mr. An is currently the head of group wealth management business. Mr. An previously served as a managing director and the head of management planning and consumer protection group of Shinhan Bank. Mr. An received a bachelor’s degree in business administration from Korea University.

Lee Young jong has been our deputy president since January 1, 2022. Mr. Lee is currently the head of group pension business. Mr. Lee previously served as a vice president of Orange Life. Mr. Lee received a bachelor’s degree in business administration from Seoul National University.

Wang Ho-min has been our deputy president and chief compliance officer since January 1, 2019. Mr. Wang previously served as the branch manager of Southern Jam-sil branch, Seoul Southern District Court branch and the head of corporate culture development team. Mr. Wang received a bachelor’s degree in law from Hankuk University of Foreign Studies.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Ahn Jun Sik has been our deputy president and chief public relations officer since January 1, 2021. Mr. Ahn previously served as the head of Seocho Division at Shinhan Bank. Mr. Ahn received a bachelor’s degree in economics from Pusan National University.

Jung Keun Soo has been our deputy president and the head of Group and Global Investment Banking group since January 1, 2021. Mr. Jung previously served as the managing director of investment and finance division at Shinhan Bank. Mr. Jung received a bachelor’s degree in Chinese language and literature from Korea University.

Kim Soung Jo has been our deputy president since January 1, 2021. Mr. Kim previously served as the head of audit team at Shinhan Financial Group. Mr. Kim received a bachelor’s degree in economics from Seoul National University.

Bang Dong-kwon has been our chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Seo Seung Hyeon has been our deputy president and the head of group global business since January 1, 2022. Mr. Seo previously served as the director of global business at Shinhan Bank. Mr. Seo received a master’s degree in economics from Korea University.

Lee Taekyung has been our deputy president and chief financial officer since January 1, 2022. Mr. Lee previously served as the CEO of Shinhan Bank Vietnam and the CEO of Shinhan Bank Cambodia. Mr. Lee received a bachelor’s degree in economics from Seoul National University.

Kim Myoung Hee has been our deputy president and chief digital officer since January 1, 2022. Before joining Shinhan Financial Group, Ms. Kim was the CEO, Hancom MDS Inc. Ms. Kim received a Ph.D. in Knowledge Consulting from Dankook University and master’s degree in Management Information System from Sogang University.

Koh Seogheon has been our executive director and chief strategy & sustainability officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Kim TaeYoun has been our executive director and head of accounting division since January 1, 2022. Mr. Kim previously served as the managing director of finance management team of Shinhan Financial Group. Mr. Kim received a bachelor’s degree in economics from Yonsei University.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

Compensation to Directors are omitted from the quarterly report according to the standards for preparing the corporate disclosure form. For more information, please refer to SFG’s reports on Form 6-K furnished to the Securities and Exchange Commission on March 16, 2022 and August 16, 2022.

Compensation to Non-registered directors

Compensation to Non-registered directors are omitted from the quarterly report according to the standards for preparing the corporate disclosure form. For more information, please refer to SFG’s reports on Form 6-K furnished to the Securities and Exchange Commission on March 16, 2022 and August 16, 2022.

Stock Options

N/A

Employees

Employees are omitted from the quarterly report according to the standards for preparing the corporate disclosure form. For more information, please refer to SFG’s reports on Form 6-K furnished to the Securities and Exchange Commission on March 16, 2022 and August 16, 2022.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2022)	Decrease	Increase	Others1)	Ending Balance (Sept. 30, 2022)
Shinhan Card	Loan	2017-03-22	2022-03-22	2.22%	150	150	-	-	-
	Loan	2017-04-20	2022-04-20	2.21%	100	100	-	-	-
	Loan	2017-05-12	2022-05-12	2.35%	50	50	-	-	-
	Loan	2018-02-22	2023-02-22	2.90%	100	-	-	-	100
	Loan	2019-04-18	2024-04-18	2.04%	100	-	-	-	100
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2023-10-29	1.24%	150	-	-	-	150
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2024-11-11	2.39%	170	-	-	-	170
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	-	-	100	-	100
	Loan	2022-07-18	2025-07-18	4.21%	-	-	100	-	100
	Loan	2022-07-18	2027-07-18	4.25%	-	-	100	-	100
	Loan	2019-11-19	2025-02-04	2.79%	474	-	-	100	574
	Loan	2021-05-26	2026-05-12	1.53%	36	-	-	7	43

	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	-	-	400	-43	357
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	107	-	-	22	129
	Loan	2020-08-20	2025-08-20	2.55%	589	-	-	124	713
	Financial assets at FVPL	2021-06-14	-	2.93%	317	-	-	-23	294
Shinhan Capital	Loan	2019-02-01	2024-02-01	2.23%	50	-	-	-	50
	Loan	2019-05-24	2024-05-24	1.92%	20	-	-	-	20
	Loan	2020-04-10	2025-04-10	1.75%	200	-	-	-	200
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2021-05-13	2026-05-12	1.53%	237	-	-	50	287
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	99	-	-	-8	91
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	148	-	-	-16	132
Shinhan Asset Management	Loan	2020-03-16	2023-03-16	1.42%	38	-	-	-	38
Shinhan Savings Bank	Loan	2017-06-23	2022-06-23	2.27%	50	50	-	-	-
	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50

Shinhan DS	Loan	2019-02-01	2022-02-01	2.15%	24	24	-	-	-
	Loan	2022-02-03	2023-02-02	2.30%	-	-	20	-	20
Shinhan Venture	Loan	2021-11-03	2022-01-28	1.94%	16	16	-	-	-
	Loan	2022-01-28	2022-04-28	2.04%	-	20	20	-	-
	Loan	2022-04-28	2022-07-28	2.01%	-	20	20	-	-
	Loan	2022-05-13	2022-07-28	2.10%	-	20	20	-	-
	Loan	2022-07-28	2022-10-27	3.38%	-	-	40	-	40
Total					4,545	450	820	213	5,128

9. Material Information after the reporting period

(a) Quarterly dividend resolution

The Company has decided to pay a quarterly dividend of ~~W~~400 per share for common stock and convertible preferred stock by a resolution of the Board of Directors on October 6, 2022. The total amount of dividends is ~~W~~212,164 million, and the dividend base date is September 30, 2022

(b) Announcement on Acquisition and Cancellation of Shares

To enhance shareholder value, the controlling company has decided acquisition and cancellation of ~~W~~150 billion worth of treasury stocks by a resolution of the Board of Directors on October 6, 2022. Acquisition and cancellation of treasury stocks will be completed in November, 2022.

(c) Shinhan EZ General Insurance, Ltd.

The controlling company participated in a paid-in capital increase worth ~~W~~80 billion conducted by Shinhan EZ General Insurance, Ltd. and paid ~~W~~63,830 million on November 3, 2022, and the Group's stake decreased from 100% to 85.1%.

(d) On October 1, 2022, Shinhan Investment Corporation changed its legal name to Shinhan Securities.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of September 30, 2022
99.2	Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: November 14, 2022	By:	/s/ Lee Taekyung

Name: Lee Taekyung
Title: Chief Financial Officer